EXHIBIT 12.1

STATEMENT RE COMPUTATION OF RATIOS
The following table sets forth the ratio of earnings to fixed charges and preferred stock dividends for the periods indicated below:

	2017	2016	2015	2014	2013
Earnings:
Pretax income (loss) from continuing operations	$4,706,961	$(7,989,955)	$450,479	$3,313,786	$3,226,430
Fixed Charges	13,493,197	6,475,584	10,008,280	11,046,512	4,591,673
Dividends distributed to shareholders	3,522,036	3,522,036	3,522,036	2,887,295	44,827
Total Earnings	$21,722,194	$2,007,665	$13,980,795	$17,247,593	$7,862,930

Fixed Charges:
Interest Expense	$13,493,197	$6,475,584	$10,008,280	$11,046,512	$4,591,673
Preferred stock	3,522,036	3,522,036	3,522,036	2,887,295	44,827
Total Fixed Charges	$17,015,233	$9,997,620	$13,530,316	$13,933,807	$4,636,500

Ratio of earnings to fixed charges	1.61	0.31	1.40	1.56	1.71
Ratio of earnings to fixed charges and preferred stock dividends	1.28	0.20	1.03	1.24	1.70
Deficiency of earnings to fixed charges and preferred stock dividends	—	7,989,955	—	—	—